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                               VISTA BANCORP, INC.

                                BYLAWS AMENDMENTS

         SECTION 202. NOMINATION FOR DIRECTORS. Nominations for directors to be elected at an annual meeting of shareholders, except those made by the Board of Directors of the Corporation, must be submitted to the Secretary of the Corporation in writing not later than the close of business on the sixtieth
(60th) day immediately preceding the date of the meeting. Such notification shall contain the following information: (a) name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the corporation owned by the notifying shareholder and each nominee; and (d) a certification, under oath before a notary public, by each nominee that he or she meets the eligibility requirements to be a director set forth in Section 204 of these Bylaws. Nominations not made in accordance herewith may, in his or her discretion, be disregarded by the presiding officer of the meeting, and upon his or her instruction, the vote tellers may disregard all votes cast for each such nominee. In the event the same person is nominated by more than one shareholder, the nomination shall be honored, and all shares of capital stock of the Corporation shall be counted if at least one nomination for that person complies herewith.

         SECTION 204. ELIGIBILITY AND MANDATORY RETIREMENT.

         (a) No person shall be eligible to be elected or appointed as a director, if he or she has attained the age of 72 years on or prior to the date of his or her election or appointment. Any director of this Corporation who attains the age of 72 years shall cease to be a director (without any action on his or her part or by the Board of Directors) at the close of business on the day prior to the date of the next shareholders' meeting at which directors are to be elected regardless of whether or not his or her term as a director would otherwise expire at such shareholders' meeting.

         (b) The Board of Directors may designate any director of the Corporation who has attained the age of 65 years as a director emeritus upon receipt of a written resignation from such director. A director emeritus may attend meetings of the Board of Directors, but shall have no authority to vote. The Board of Directors may fix a fee to be paid a director emeritus for attendance at meetings of the Board of Directors and agree to reimburse such director emeritus for any expenses incurred in the performance of any duties assigned to him or her by the Board of Directors.

         (c) A person is not qualified to serve as a director if he or she: (1) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year; (2) is a person against whom a federal or state bank regulatory agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal; (3) has been found either by any federal or state regulatory agency whose decision is final and not subject to appeal or by a court to have (A) breached a fiduciary duty involving personal profit or (B) committed a willful violation of any

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law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency; or (4) has been nominated by a person who would be disqualified from serving as a director of this Corporation under Subsection 204(c)(1), (2) or (3).